UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ranpak Holdings Corp.

(f.k.a. One Madison Corporation)

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

G6772P100

(CUSIP Number)

June 3, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS BSOF Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,093,100 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,093,100 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,093,100 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 2,201,600 shares of Class A Common Stock of Ranpak Holdings Corp. (the “Issuer”) issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2019.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS BSOF Master Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 991,900 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 991,900 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,900 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 358,400 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the SEC on June 6, 2019.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Strategic Opportunity Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,085,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,085,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 2,560,000 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the SEC on June 6, 2019.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Alternative Solutions L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,085,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,085,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO, IA

(1)	Includes 2,560,000 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the SEC on June 6, 2019.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,085,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,085,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 2,560,000 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the SEC on June 6, 2019.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,085,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,085,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 2,560,000 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the SEC on June 6, 2019.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,085,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,085,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 2,560,000 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the SEC on June 6, 2019.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,085,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,085,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 2,560,000 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the SEC on June 6, 2019.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,085,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,085,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 2,560,000 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the SEC on June 6, 2019.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,085,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,085,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 2,560,000 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.
(2)

Based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing (as defined in Item 4 below), as disclosed in the Issuer’s Form 8-K filed with the SEC on June 6, 2019.

Item 1(a)	Name of Issuer:

Ranpak Holdings Corp. (f.k.a. One Madison Corporation) (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

7990 Auburn Road

Concord Township, OH 44077

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by BSOF Master Fund L.P. (“BSOF”), BSOF Master Fund II L.P. (“BSOF II”, and together with BSOF, the “BSOF Funds”), Blackstone Strategic Opportunity Associates L.L.C. (“BSOA”), Blackstone Alternative Solutions L.L.C. (“BAS”), Blackstone Holdings I L.P. (“Holdings I”), Blackstone Holdings II L.P. (“Holdings II”), Blackstone Holdings I/II GP Inc. (“Holdings GP”), The Blackstone Group L.P. (“Blackstone”), Blackstone Group Management L.L.C. (“Blackstone Management”), and Stephen A. Schwarzman (together with BSOF, BSOF II, BSOA, BAS, Holdings I, Holdings II, Holdings GP, Blackstone, and Blackstone Management, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:

345 Park Avenue, 28th Floor

New York, NY 10154

Item 2(c)	Citizenship:

The BSOF Funds are exempted limited partnerships organized under the laws of the Cayman Islands. BSOA is a limited liability company organized under the laws of the State of Delaware. BAS is a limited liability company organized under the laws of the State of Delaware. Holdings I is a limited partnership organized under the laws of the State of Delaware. Holdings II is a limited partnership organized under the laws of the State of Delaware. Holdings GP is a corporation organized under the laws of the State of Delaware. Blackstone is a limited partnership organized under the laws of the State of Delaware. Blackstone Management is a limited liability company organized under the laws of the State of Delaware. Mr. Schwarzman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e)	CUSIP Number:

G6772P100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

On June 3, 2019, the Issuer consummated (the “Closing”) the business combination pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and among the Issuer, Rack Holdings L.P. (“Seller”), and Rack Holdings, Inc., a direct wholly owned subsidiary of Seller (“Rack Holdings”). The Issuer, through its wholly owned subsidiary, Ranger Packaging LLC, acquired all of the issued and outstanding equity interests of Rack Holdings from Seller, on the terms and subject to the conditions set forth in the Stock Purchase Agreement. In connection with the Closing, the Issuer changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). Upon the Domestication, each of the Issuer’s then issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares automatically converted by operation of law into one share of its Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively, of the Issuer in accordance with the terms of the Issuer’s new certificate of incorporation. Similarly, all of the Issuer’s outstanding warrants became warrants to acquire shares of Class A Common Stock or Class C Common Stock, as applicable, of the Issuer. In connection with the Domestication, the Issuer was renamed Ranpak Holdings Corp. In addition, effective upon the Closing, 451,500 shares of Class B Common Stock held by BSOF and 73,500 shares of Class B Common Stock held by BSOF II automatically converted into shares of Class A Common Stock on a one-for-one basis.

BSOF directly holds 3,891,500 shares of Class A Common Stock and BSOF II directly holds 633,500 shares of Class A Common Stock. In addition, BSOF directly holds warrants to purchase 2,201,600 shares of Class A Common Stock and BSOF II directly holds warrants to purchase 358,400 shares of Class A Common Stock. The warrants to purchase shares of Class A Common Stock held by BSOF and BSOF II have an exercise price of $11.50 per share of Class A Common Stock and are exercisable 30 days after the Closing, and will expire five years after the Closing or earlier upon redemption or liquidation.

BSOF beneficially owns approximately 12.3% and BSOF II beneficially owns approximately 2.1% of the shares of Class A Common Stock outstanding, based on 47,357,632 shares of Class A Common Stock of the Issuer outstanding immediately following the Closing, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 6, 2019.

The Reporting Persons are filing this Schedule 13G amendment because as a result of dilution due to new issuances of shares of Class A Common Stock prior to the Closing, and then the effect of the transactions that took place upon the Closing, the Reporting Persons’ percentage of beneficial ownership of shares of Class A Common Stock may have been deemed to have increased by 5% of the outstanding shares of Class A Common Stock.

BSOA is the general partner of each of the BSOF Funds. Holdings II is the sole member of BSOA. BAS is the investment manager of each of the BSOF Funds. Holdings I is the sole member of BAS. Holdings GP is the general partner of each of Holdings I and Holdings II. Blackstone is the controlling shareholder of Holdings GP. Blackstone Management is the general partner of Blackstone. Blackstone Management is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by the BSOF Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such Reporting Person (other than the BSOF Funds to the extent they directly hold Issuer securities) is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose (including, without limitation, any tax purposes) and each such Reporting Person expressly disclaims beneficial ownership of such securities. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2019

BSOF MASTER FUND L.P.

By: Blackstone Strategic Opportunity Associates L.L.C., its general partner

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BSOF MASTER FUND II L.P.

By: Blackstone Strategic Opportunity Associates L.L.C., its general partner

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE STRATEGIC OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE ALTERNATIVE SOLUTIONS L.L.C.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE HOLDINGS II L.P.

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ Peter Koffler
Name: /s/ Peter Koffler
Title: Authorized Person

THE BLACKSTONE GROUP L.P.

By: Blackstone Group Management L.L.C., its general partner

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman
Title: Chairman and Chief Executive Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman
Title: Chairman and Chief Executive Officer

/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman